Wellstar International, Inc.
                                6911 Pilliod Road
                                Holland, OH 43528



                                                                August 2, 2006


VIA EDGAR AND FACSIMILE: (202) 772-9218
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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Adelaja K. Heyliger


              Re:   Wellstar International, Inc.
                    Amendment No. 5 to Registration Statement on Form SB-2 Filed July 6, 2006 (File No. 333-130295)

Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Wellstar International, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:30 a.m., Eastern Time, on Friday, August 4, 2006, or as soon thereafter as possible.

     We hereby acknowledge the following:

     o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                       Wellstar International


                                       By: /s/ John Antonio
                                       --------------------
                                       Name: John Antonio
                                       Title:   Chief Executive Officer